SINO AGRO FOOD, INC.

Room 3801, Block A, China Shine Plaza

No. 9 Lin He Xi Road

Tianhe District, Guangzhou City, P.R.C. 510610

July 26, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Justin Dobbie

Re:	Sino Agro Food, Inc.

Registration Statement on Form S-1

File No. 333-202357

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sino Agro Food, Inc. (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-202357), filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2015, together with all exhibits thereto (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company does not believe that present market conditions will permit it to complete the offering as originally intended. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Marc Ross, counsel to the Company, at the following fax number: (212) 930-9725. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Marc Ross at (212) 930-9700.

Sino Agro Food, Inc.

By: /s/ Solomon Lee

Solomon Lee, Chief Executive Officer